UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

FXCM Inc.

(Name of Issuer)

Class A common stock, $0.01 par value

(Title of Class of Securities)

302693 106

(CUSIP Number)

David S. Sassoon

c/o FXCM, Inc.

55 Water Street, Floor 50, New York, NY 10041

(646) 432-2986

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302693 106	13D/A	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS Matthew Wilhelm
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,132,043
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,132,043
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,132,043
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 302693 106	13D/A	Page 3 of 4 Pages

This Amendment No. 5 (this “Amendment”) to the Statement on Schedule 13D, filed by Matthew Wilhelm (the “Reporting Person”) on June 25, 2012, as amended on September 25, 2012, September 10, 2013, January 23, 2014 and February 18, 2014 (collectively, the “Statement”), amends and supplements such Statement with respect to the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of FXCM Inc., a Delaware corporation (the “Issuer”).  Except as otherwise specified in this Amendment, all previous Items remain as previously reported in the Statement and are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Statement filed with the Securities and Exchange Commission.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The ownership percentages set forth below are based on 43,506,584 shares of the Issuer’s Class A Common Stock outstanding as of November 7, 2013, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed by the Issuer with the Securities and Exchange Commission on November 12, 2013.

(a)  Mr. Wilhelm beneficially owns a total of 4,132,043 shares of Class A Common Stock representing 9.5% of the total number of shares of Class A Common Stock outstanding. The 4,132,043 shares of Class A Common Stock beneficially owned by Mr. Wilhelm consist of: (i) 3,568,648 shares of Class A Common Stock held directly by Mr. Wilhelm, and (ii) 563,395 shares of Class A Common Stock held by Mr. Wilhelm as nominee and trustee. The Reporting Person has no financial interest in any of the 563,395 shares held by him as nominee and trustee.

(b) The aggregate number and percentage of the shares of Class A Common Stock beneficially owned by Mr. Wilhelm and, the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 of the cover page of this Schedule 13D.

(c) Other than the transactions set forth below, there have been no transactions in shares of Class A Common Stock by the Reporting Person in the past 60 days other than those previously reported in the Statement.

Date	Nature of Transaction	Number of Shares of Class A Common Stock Acquired or (Sold)	Weighted Average Price per Share
February 18, 2014	Open Market Sale	(17,498)	$16.461
February 25. 2014	Open Market Sale	(69,990)	$16.909
February 26, 2014	Open Market Sale	(69,990)	$16.909
February 27, 2014	Open Market Sale	(69,990)	$16.542
March 4, 2014	Open Market Sale	(109,691)	$16.875
March 5, 2014	Open Market Sales	(69,990)	$16.471
March 6, 2014	Open Market Sales	(37,206)	$16.239

(d)  Other than Mr. Wilhelm and, with respect to the 563,395 shares of Class A Common Stock held as nominee and trustee, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Mr. Wilhelm’s securities.

(e)  Not applicable.

CUSIP No. 302693 106	13D/A	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2014

MATTHEW WILHELM

/s/ David S. Sassoon
David S. Sassoon, Attorney-in-Fact